H.C. Wainwright & Co., LLC

430 Park Avenue

New York, New York 10022

March 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

RE:	Kitov Pharma Ltd. Registration Statement on Form F-1 Filed December 27, 2019, as amended March 10, 2020
Concurrence in Acceleration Request
File No. 333-235729

Dear Mr. Gabor:

In connection with the above mentioned Registration Statement on Form F-1 of Kitov Pharma, Ltd., the undersigned, as placement agent of the offering described therein, hereby concurs in the request for acceleration of the effective date and time of the above-mentioned Registration Statement on Form F-1 to 5:15 p.m. Eastern Time on Wednesday, March 11, 2020, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”). The undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

H.C. Wainwright & Co., LLC

By:	/s/ Mark W. Viklund
	Name:	Mark W. Viklund
	Title:	Chief Executive Officer